Exhibit 1.1

CONTACTS

Chief Financial Officer
Meir Moshe
+972-3766-8610

Corporate Media Relations
Brian Gallagher
+1 201-785-3206
briang@radware.com

Radware Ltd. Announces Fourth Quarter 2013 Results

* Record Annual Revenues of $193 Million

* Record Quarterly Revenues of $53 Million

* Quarterly Non-GAAP EPS $0.22

TEL AVIV, ISRAEL: January 28, 2014 — Radware (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $53.0 million for the fourth quarter of 2013. This represents an increase of 10% compared with revenues of $48.0 million for the third quarter of 2013, and an increase of 6% compared with revenues of $49.8 million in the fourth quarter of 2012.

Net income on a GAAP basis for the fourth quarter of 2013 was $5.7 million or $0.12 per diluted share, compared with net income of $2.9 million or $0.06 per diluted share for the third quarter of 2013 and to $9.1 million or $0.20 per diluted share in the fourth quarter of 2012.

Net income on a Non-GAAP basis for the fourth quarter of 2013 was $10.1 million or $0.22 per diluted share, compared with net income of $7.8 million or $0.17 per diluted share for the third quarter of 2013 and to $11.2 million or $0.24 per diluted share in the fourth quarter of 2012.

Revenues for 2013 amounted to $193.0 million, an increase of 2% compared with revenues of $189.2 million in 2012.

At the end of the fourth quarter 2013, the company’s overall cash position including cash, short-term and long term bank deposits and marketable securities amounted to $285.7 million.

The earnings per share presented for all prior periods were restated to reflect the effects of the stock split that occurred on April 12, 2013.

“We are pleased with record postings of our annual and quarterly revenues,” says Roy Zisapel, president and chief executive officer, Radware. “Specifically, the continued growth in the Americas coupled with the improved results in EMEA, translated into strong momentum for our business. We believe our industry leading application delivery and our fast growing application security solutions will enable us to continue to grow our revenues in the coming year.”

Radware 4Q13 Earnings Press Release

During the fourth quarter 2013, Radware released the following significant announcements:

•	Radware Announces Lineup of Fall Speaking Engagements
•	Radware Announces Lineup of European and UK Speaking Engagements
•	Radware Announces ElasticScale SDN-Based Network Service Scalability Solution
•	New Radware Research Reveals Top Retailers Sites Too Slow, Struggle to Meet Customer Needs
•	Radware Joins Open Networking Foundation Working Group to Help Accelerate the Adoption of Open SDN
•	Radware to Discuss Future of Cloud Computing During OpenStack Summit in Hong Kong
•	Radware’s Alteon Application Delivery Controller Natively Provides Load Balancing Services for OpenStack Private and Public Cloud Applications
•	High Abandonment Rate for Mobile Shopping Carts Is Attributed to Slow Load Times, According to Radware: Warning to Retailers Depending on Cyber Monday
•	Radware Positioned as a Leader in the Magic Quadrant for Application Delivery Controllers for Fifth Time – Recognized for Having Most Completeness of Vision in 2013
•	Radware Launches Alteon NG – Next Generation Application Delivery Controller
•	Radware’s Alteon Virtual Appliance Cloud Now Available on AWS Marketplace
•	Radware Nominated as a Finalist for “Best Enterprise Security Solution” by SC Magazine
•	Retailers Beware: Radware Study Reveals Strong Correlation Between Slow Network Speed and Brand Perception

Company management will host a quarterly investor conference call at 8:45am ET on January 28, 2014. The call will focus on financial results for the quarter ending December 31, 2013 and other matters related to the Company’s business.

The conference call will be webcast on January 28, 2014 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the fourth quarter 2013 call:

Participants in the US call: Toll Free (877) 260-8900
International participants call: +1 612 332-0634
Conference ID:  314833

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

Radware 4Q13 Earnings Press Release

©2014 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

###

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition related expenses, litigation costs and expenses related to tax settlement  and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Radware 4Q13 Earnings Press Release

Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2012	December 31, 2013
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	20,048	20,067
Available-for-sale marketable securities	14,004	30,372
Short term bank deposits	54,155	84,387
Trade receivables, net	18,408	24,911
Other receivables and prepaid expenses	3,975	6,323
Inventories	12,545	14,190
	123,135	180,250
Long-term investments
Available-for-sale marketable securities	121,114	113,377
Long-term bank deposits	65,625	37,497
Severance pay funds	2,957	3,319
	189,696	154,193

Property and equipment, net	13,589	17,523
Intangible assets, net	5,128	5,070
Other long-term assets	1,637	1,629
Goodwill	24,465	30,069

Total assets	357,650	388,734

Current liabilities
Trade payables	9,915	8,798
Deferred revenues	36,304	38,674
Other payables and accrued expenses	14,913	19,232
	61,132	66,704

Long-term liabilities
Deferred revenues	16,486	20,036
Other long term Liabilities	8,802	7,874
	25,288	27,910

Shareholders’ equity
Share capital	599	611
Additional paid-in capital	249,739	262,809
Accumulated other comprehensive income	2,078	1,733
Treasury stock, at cost	(18,082)	(25,984)
Retained earnings	36,896	54,951
Total shareholders’ equity	271,230	294,120

Total liabilities and shareholders' equity	357,650	388,734

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the three months ended December 31,		For the Year ended December 31,
	2012	2013	2012	2013
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)

Revenues	49,838	53,027	189,171	192,997
Cost of revenues	(9,407)	(10,054)	(35,719)	(36,735)
Gross profit	40,431	42,973	153,452	156,262
Operating expenses:
Research and development, net	8,968	10,723	36,187	40,983
Selling and marketing	19,902	21,928	76,646	82,815
General and administrative	2,476	4,708	9,696	14,895
Total operating expenses	31,346	37,359	122,529	138,693
Operating income	9,085	5,614	30,923	17,569
Financial income, net	1,038	1,101	4,792	4,494
Income before income taxes	10,123	6,715	35,715	22,063
Income taxes	(1,012)	(993)	(3,958)	(4,008)
Net income	9,111	5,722	31,757	18,055

Basic net earnings per share	$0.21	$0.13	$0.73	$0.40

Weighted average number of shares used to compute basic net earnings per share	44,160,896	44,749,807	43,709,278	44,760,197

Diluted net earnings per share	$0.20	$0.12	$0.68	$0.39

Weighted average number of shares used to compute diluted net earnings per share	46,670,422	46,595,955	46,588,894	46,716,929

*) On April 12, 2013, the Company affected a stock split of the Company's ordinary shares of two (2) for one (1). The earnings per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31,		For the Year ended December 31,
	2012	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income	9,111	5,722	31,757	18,055

Stock-based compensation expenses, included in:
Cost of revenues	11	14	66	53
Research and development	212	434	1,103	1,562
Selling and marketing	599	667	3,298	2,550
General and administrative	196	516	916	1,207
	1,018	1,631	5,383	5,372
Amortization of intangible assets included in:

Cost of revenues	467	550	1,869	2,165
Selling and marketing	292	229	1,166	917
	759	779	3,035	3,082

Exchange rate differences, net on balance sheet items included in financial income, net	277	253	355	703

Acquisition related expenses	-	-	-	485

Litigation costs	-	1,695	-	3,470

Tax settlement	-	-	-	835

Non-GAAP net income	11,165	10,080	40,530	32,002

Non-GAAP diluted net earnings per share	$0.24	$0.22	$0.87	$0.69

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,670,422	46,595,955	46,588,894	46,716,929

*) On April 12, 2013, the Company affected a stock split of the Company's ordinary shares of two (2) for one (1). The earnings per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.